UNITED STATES
|SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☒ PRE-EFFECTIVE AMENDMENT NO.1

◻ POST-EFFECTIVE AMENDMENT NO.____

Northern Lights Fund Trust II

(Exact Name of Registrant as Specified in Charter)

17605 Wright Street

Omaha, NE 68130

Attention: Brian Nielsen

(Address of Principal Executive Offices)

(402) 895-1600

(Registrant’s Telephone Number)

The Corporation Trust Company

Corporate Trust Center

251 Little Falls Drive

Wilmington, DE 19808

(Name and Address of Agent for Service)

With a copy to:

David J. Baum, Esq. Alston & Bird, LLP 950 F Street NW Washington, DC 20004 (202) 239-3346	Kevin Wolf President Gemini Fund Services, LLC 80 Arkay Drive, Suite 110 Hauppauge, New York 11788 (631) 470-2635

Approximate Date of Proposed Public Offering:  As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

No filing fee is due because the Registrant has previously registered an indefinite number of shares under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940.

Title of Securities Being Registered...............................................        Class A Shares of the North Star Opportunity Fund, no par value per share

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s previously filed initial Registration Statement filed on Form N-14 (File No. 333-226658) on August 7, 2018. This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 (File No. 333-226658) under the Securities Act of 1933, as filed with the Commission on August 7, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hauppauge, State of New York, on the 23rd day of August, 2018.

NORTHERN LIGHTS FUND TRUST II

/s/ Kevin Wolf
By:	Kevin Wolf*
Its:	President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date

Brian Nielsen*	_________________________ Trustee & Chairman	August 23, 2018
Thomas Sarkany*	_________________________ Trustee	August 23, 2018
Anthony Lewis*	_________________________ Trustee	August 23, 2018
Keith Rhoades*	_________________________ Trustee	August 23, 2018
Randy Skalla*	_________________________ Trustee	August 23, 2018
Kevin Wolf*	_________________________ President and Principal Executive Officer	August 23, 2018
Erik Naviloff*	_________________________ Treasurer and Principal Financial Officer	August 23, 2018

*By:   /s/Kevin Wolf_______________

Kevin Wolf

*Attorney-in-Fact –pursuant to powers of attorney previously filed on August 7, 2018 in the Registrant's Combined Proxy/Registration Statement on Form N-14, and hereby incorporated by reference.